Exhibit 99.(d).1.b

SECOND AMENDMENT

TO INVESTMENT ADVISORY AGREEMENT

THIS AMENDMENT effective as of the 29th day of April, 2015 amends that certain Investment Advisory Agreement dated as of February 19, 2014, as amended (the “Agreement”), by and between Virtus Alternative Solutions Trust, a Delaware statutory trust (the “Trust”), and Virtus Alternative Investment Advisers, Inc., a Connecticut corporation (the “Adviser”), as follows:

  The Virtus Multi-Strategy Target Return Fund (the “Fund”) is hereby added as an additional Series to the Agreement.

  Section 9(a) of the Agreement is hereby amended and restated as set forth below:

(a)	The Trust shall pay a monthly fee calculated at an annual rate as specified in Schedule A. For those Series listed on Schedule A as having their fees based upon “net assets,” the amounts payable to the Adviser with respect to each such Series shall be based upon the average of the values of the net assets of the applicable Series as of the close of business each day, computed in accordance with the Trust’s Declaration of Trust. For those Series listed on Schedule A as having their fees based upon “managed assets,” the amounts payable to the Adviser with respect to each such Series shall be based upon the average of the values of the managed assets of the applicable Series as of the close of business each day excluding the assets of any wholly-owned subsidiaries of such Series, computed in accordance with the Trust’s Declaration of Trust. For this purpose, “managed assets” means the total assets of the applicable Series, including any assets attributable to borrowings, minus such Series’ accrued liabilities other than such borrowings.
  The investment advisory fees for the Funds are hereby set forth on Schedule A to the Agreement, Schedule A is hereby deleted and Schedule A attached hereto is substituted in its place to reflect such addition.

  Except as expressly amended hereby, all provisions of the Agreement shall remain in full force and effect and are unchanged in all other respects. All initial capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Agreement, as amended.

  This Agreement may be executed in any number of counterparts (including executed counterparts delivered and exchanged by facsimile transmission) with the same effect as if all signing parties had originally signed the same document, and all counterparts shall be construed together and shall constitute the same instrument. For all purposes, signatures delivered and exchanged by facsimile transmission shall be binding and effective to the same extent as original signatures.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Agreement to be executed by their duly authorized officers or other representatives.

VIRTUS ALTERNATIVE SOLUTIONS TRUST

By: /s/ W. Patrick Bradley

Name: W. Patrick Bradley

Title: Senior Vice President, Chief Financial Officer & Treasurer

VIRTUS ALTERNATIVE INVESTMENT ADVISERS, INC.

By: /s/ Francis G. Waltman

Name: Francis G. Waltman

Title: Executive Vice President

SCHEDULE A

Series	Annual Investment Advisory Fee		Based upon
	1st $5 Billion	$5+ Billon
Virtus Alternative Income Solution Fund	1.80%	1.75%	“managed assets”

Virtus Alternative Inflation Solution Fund	1.75%	1.70%	“managed assets”

Virtus Alternative Total Solution Fund	1.95%	1.90%	“managed assets”

Virtus Strategic Income Fund	0.80%	0.75%	“managed assets”

Virtus Multi-Strategy Target Return Fund	1.30%	1.25%	“net assets”